EXHIBIT 11

MARKWEST HYDROCARBON, INC.
COMPUTATION OF EARNINGS PER COMMON SHARE
(000s, except per share data)

	For the Quarter Ended	Year to date
	June 30, 2001	June 30, 2001

Net income	$8	$1,457

Weighted average number of outstanding shares of common stock	8,473	8,469

Basic earnings per share	$0.00	$0.17

Net income	$8	$1,457

Weighted average number of outstanding shares of common stock	8,473	8,469
Dilutive stock options	16	29

	8,489	8,498

Earnings per share assuming dilution	$0.00	$0.17